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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Lindsay A. Rosenwald, M.D. (1)

c/o Paramount Capital, Inc.
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   (Last)                           (First)             (Middle)

787 Seventh Avenue
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                                    (Street)

New York                             NY                  10019
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Palatin Technologies, Inc. (PLTN)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

09/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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
* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Placement Agent     $110     11/20/97 J(2)      4,079.1      02/09/98 02/09/03 Series A  4,079.1 $.001    4,079.1    D
Warrant (right                                                                 Convert-                   (4)
to buy)                                                                        ible
                                                                               Preferred
                                                                               Stock (3)
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

Explanation of Responses:

(1) Reporting person, Lindsay A. Rosenwald, M.D.: Dr. Rosenwald is the President and sole shareholder of Paramount Capital Asset Management, Inc. ("PCAMI"), which is the general partner of Aries Domestic Fund L.P. and the investment manager for The Aries Fund, a Cayman Islands trust ("The Aries Trust"), both of which also own securities of the Issuer, and is the President of RAQ, LLC, which also owns securities of the Issuer. Dr. Rosenwald and PCAMI disclaim beneficial ownership of the securities held by Aries Domestic Fund L.P. and The Aries Trust, except to the extent of their pecuniary interest therein.

(2) Transaction Code J, "other acquisition:" the securities acquired were assigned to the reporting person by Paramount Capital, Inc., which received them as placement agent's compensation in connection with an offering of the issuer's Series A Convertible Preferred Stock. Dr. Rosenwald is the Chairman of the Board and President of Paramount Capital, Inc.

(3) Each share of the issuer's Series A Convertible Preferred Stock is convertible into approximately 20.16 shares of the issuer's common stock.

(4) Does not include i) a Placement Agent Warrant held by Aries Domestic Fund L.P. to purchase 350 shares of Series A Convertible Preferred Stock, ii) 3,500 shares of Series A Convertible Preferred Stock held by Aries Domestic Fund L.P.,
iii) a Placement Agent Warrant held by The Aries Trust to purchase 650 shares of Series A Convertible Preferred Stock, or iv) 6,500 shares of Series A Convertible Preferred Stock held by The Aries Trust.


s/ Lindsay A. Rosenwald, M.D.                                   12/10/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2